UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2021

KITE REALTY GROUP TRUST

(Exact name of registrant as specified in its charter)

Maryland	1-32268	11-3715772
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

30 S. Meridian Street

Suite 1100

Indianapolis, IN 46204

(Address of principal executive offices) (Zip Code)

(317) 577-5600

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Shares, $0.01 par value per share	KRG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors of Principal Officers; Election of Directors; Appointment of Principal Officers.

On July 18, 2021, Kite Realty Group Trust, a Maryland real estate investment trust (“Kite Realty”), KRG Oak, LLC, a Maryland limited liability company and wholly owned subsidiary of Kite Realty (“Merger Sub”), and Retail Properties of America, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for federal income tax purposes (“RPAI”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, RPAI will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of Kite Realty (the “Merger”).

Pursuant to the terms of the Merger Agreement, Kite Realty’s Board of Trustees (the “Board”) is obligated to take all action necessary to, upon and subject to the occurrence of the effective time of the Merger (the “Effective Time”), cause the Board to consist of 13 trustees, including four individuals designated by RPAI, which individuals consist of Bonnie S. Biumi, Gerald M. Gorski, Steven P. Grimes and Peter L. Lynch. As previously disclosed, Lee A. Daniels communicated to the Board his decision to retire from the Board contingent and effective upon the occurrence of the Effective Time. Pursuant to the terms of the Merger Agreement, on October 13, 2021, the Board approved an increase in the size of the Board from 10 trustees to 13 trustees, contingent and effective upon the occurrence of the Effective Time, and appointed Ms. Biumi and Messrs. Grimes, Gorski, and Lynch to fill such newly created vacancies on the Board, in each case contingent and effective upon the occurrence of the Effective Time and for such term until Kite Realty’s 2022 annual meeting of shareholders. In the event that the Merger is not consummated, such increase in the size of the Board and appointments would be void. At the Effective Time, the other nine members of the 13-person Board will be current members of the Board.

Steven P. Grimes has served as the chief executive officer of RPAI since 2009 and also served as a director of RPAI since 2011. Previously, Mr. Grimes was President of RPAI from October 2009 to May 2018; Chief Financial Officer of RPAI from November 2007 to December 2011; Chief Operating Officer of RPAI from November 2007 to October 2009 and Treasurer of RPAI from October 2008 to December 2011. From February 2004 to November 2007, Mr. Grimes served as Principal Financial Officer and Treasurer and Chief Financial Officer of Inland Western Retail Real Estate Advisory Services, Inc., RPAI’s former business manager/advisor. Previously, Mr. Grimes served as a Director with Cohen Financial, a mortgage brokerage firm, and as a senior manager with Deloitte & Touche LLP in their Chicago-based real estate practice where he was a national deputy real estate industry leader. Mr. Grimes is an active member of various real estate trade associations, including NAREIT, ICSC and The Real Estate Roundtable. Mr. Grimes received a B.S. in Accounting from Indiana University. Mr. Grimes’ employment with RPAI will terminate upon closing of the Merger, and he will not be an employee of Kite Realty.

Bonnie S. Biumi has served as an independent director of RPAI since 2015. Ms. Biumi has over 30 years of experience in public accounting and as a Chief Financial Officer or other senior-level financial position at both public and private companies. Most recently, Ms. Biumi served as President and Chief Financial Officer of Kerzner International Resorts, Inc., a developer, owner and operator of destination resorts, casinos and luxury hotels, from 2007 to 2012. Ms. Biumi previously held senior-level financial positions at NCL Corporation, Ltd. and Royal Caribbean Cruises, Ltd., which are listed on the NYSE, Neff Corporation (now United Rentals, Inc.), which was previously listed on the NYSE, Peoples Telephone Company, Inc. and Price Waterhouse. Ms. Biumi serves on the Board of Caesars Entertainment, Inc. (formerly Eldorado Resorts, Inc.), a Nasdaq-listed company. Previously, from 2012 to 2017, Ms. Biumi served on the Board of Directors of Isle of Capri Casinos, a Nasdaq-listed company, and from 2013 to 2015, she served on the Board of Directors of Home Properties, Inc., a NYSE-listed company. Ms. Biumi received a B.S. in Accounting from the University of Florida and is a certified public accountant.

Gerald M. Gorski has served as an independent director of RPAI since 2003 and also served as chairman of the RPAI board of directors since 2010. Mr. Gorski was a Partner in the law firm of Gorski & Good LLP, Wheaton, Illinois from 1978 through 2016. Mr. Gorski’s practice focused on governmental law, and he represented numerous units of local government in Illinois. Mr. Gorski previously served as a Special Assistant State’s Attorney and a Special Assistant Attorney General in Illinois. Mr. Gorski also previously served as the Vice Chairman of the Board of Commissioners for the DuPage Airport Authority and the Chairman of the Board of Directors of the DuPage National Technology Park. Mr. Gorski was a National Association of Corporate Directors, or NACD, Board Leadership Fellow. Mr. Gorski received a B.A. from North Central College with majors in Political Science and Economics and a J.D. from DePaul University Law School.

Peter L. Lynch has served as an independent director of RPAI since 2014. Mr. Lynch served as Chairman of the Board of Directors, President and Chief Executive Officer, from 2006 to March 2012, and Chief Executive Officer, from 2004 to 2006, of Winn-Dixie Stores, Inc., a supermarket chain operating approximately 485 combination food and drug stores throughout the southern United States and a Nasdaq-listed company prior to its merger with BI-LO, LLC in December 2011. From 1998 through 2003, Mr. Lynch held various positions of increasing responsibility, including President and Chief Operating Officer and Executive Vice President-Operations, with Albertson’s, Inc., a national retail food and drug chain comprised of 2,500 stores operating under the Albertson’s, Jewel/Osco, ACME, Sav-on and Osco names. While at Albertson’s, Inc., Mr. Lynch spearheaded the successful merger of American Stores Company, which operated food and drug stores in the Midwest, into Albertson’s, Inc. Mr. Lynch also held executive positions with Jewel/Osco, including President of the ACME division and Senior Vice President of Store Operations. Mr. Lynch began his career with Star Markets Company, a regional retailer, serving as Vice President of Operations and Vice President of Human Resources before being named its President. Mr. Lynch serves on the Board of Directors of Alcanna Inc. (formerly Liquor Stores N.A. Ltd.), which is listed on the Toronto Stock Exchange. Mr. Lynch also serves on the Board of Sid Wainer & Son, a privately held company, located in New Bedford, Massachusetts. Mr. Lynch is a member of the Board of Trustees of Nichols College and is a Trustee of the Willowbend Country Club. Mr. Lynch received a B.S. in Finance from Nichols College.

Subject to the effectiveness of their appointments to the Board upon the occurrence of the Effective Time, each of Ms. Biumi and Messrs. Grimes, Gorski and Lynch will be entitled to certain compensation that Kite Realty’s non-employee trustees receive for their service as trustees. Under Kite Realty’s trustee compensation program, for the 2020-2021 year of service, each non-employee trustee received a cash retainer of $60,000 and grant of common shares of beneficial interest, par value $0.01 per share, of Kite Realty (“Kite Realty common shares”) equal to $100,000, subject to one-year vesting. Each of the new trustees will receive prorated amounts for his or her service in 2021. In addition, each new trustee will receive 750 restricted Kite Realty common shares that vest one year from the date of grant. Kite Realty maintains a Trustee Deferred Compensation Plan pursuant to which each non-employee trustee may elect to defer eligible fee and retainer compensation in the form of deferred share units until such time as the trustee’s service on the Board is completed. No determinations have been made regarding committee assignments for the new trustees. There are no related person transactions between any of the new trustees and Kite Realty that would be reportable under Item 404(a) of Regulation S-K.

Item 5.07	Submission of Matters to a Vote of Security Holders.

Kite Realty held a Special Meeting of Shareholders on October 19, 2021 (the “Kite Realty Special Meeting”). At the close of business on September 9, 2021, the record date for the Kite Realty Special Meeting, there were 84,565,419 Kite Realty common shares outstanding and entitled to vote, held by approximately 1,036 holders of record. A total of 74,673,135 Kite Realty common shares were voted virtually or by proxy at the Kite Realty Special Meeting, representing 88.3% of the Kite Realty common shares outstanding and entitled to vote, which constituted a quorum to conduct business at the Kite Realty Special Meeting. The following are the final voting results on proposals considered and voted upon at the Kite Realty Special Meeting, each of which is described in greater detail in Kite Realty’s definitive joint proxy statement/prospectus filed with the Securities and Exchange Commission on September 14, 2021.

1.	Kite Realty Share Issuance Proposal. To approve the issuance of Kite Realty common shares to stockholders of RPAI pursuant to the Merger Agreement.

For	Against	Abstain	Broker Non-Votes
74,442,352	41,922	188,861	0

2.	Kite Realty Declaration of Trust Amendment Proposal. To approve an amendment to Kite Realty’s Articles of Amendment and Restatement of Declaration of Trust, as supplemented and amended, to increase the total number of authorized Kite Realty common shares from 245,000,000 to 490,000,000.

For	Against	Abstain	Broker Non-Votes
72,495,333	1,993,457	184,345	0

3.	Kite Realty Adjournment Proposal. To approve one or more adjournments of the Kite Realty Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Kite Realty Share Issuance Proposal if there are insufficient votes at the time of such adjournment to approve the Kite Realty Share Issuance Proposal.

For	Against	Abstain	Broker Non-Votes
68,510,014	5,962,901	200,220	0

Item 8.01	Other Events.

On October 19, 2021, Kite Realty and RPAI issued a joint press release announcing that Kite Realty shareholders and RPAI stockholders each voted to approve the previously announced proposed acquisition of RPAI at the Kite Realty Special Meeting. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release, dated October 19, 2021
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KITE REALTY GROUP TRUST

Date: October 19, 2021	By:	/s/ Heath R. Fear
Heath R. Fear Executive Vice President and Chief Financial Officer

Exhibit 99.1

PRESS RELEASE

Contact Information: Kite Realty Group Trust

Jason Colton

SVP, Capital Markets & Investor Relations

317.713.2762

jcolton@kiterealty.com

Kite Realty Group Shareholders and Retail Properties of America Stockholders Approve Merger

Indianapolis, IN, & Oak Brook, IL, October 19, 2021 - Kite Realty Group Trust (NYSE: KRG), a premier owner and operator of open-air, grocery-anchored shopping centers, and Retail Properties of America, Inc. (NYSE: RPAI), a first-class owner and operator of high-quality, open-air and mixed-use shopping centers, announced today that KRG shareholders and RPAI stockholders approved all of the proposals necessary for the closing of the previously announced merger of RPAI into a subsidiary of KRG, with KRG continuing as the surviving public company.

At the special meeting of KRG shareholders, approximately 99.7% of the votes were cast for the approval of the issuance of common shares to RPAI stockholders in the merger, which represented approximately 88.0% of the outstanding shares of KRG common stock.

At the special meeting of RPAI stockholders, approximately 98.1% of the votes were cast for the approval of the merger agreement and the merger, which represented approximately 79.7% of the outstanding shares of RPAI common stock.

The final voting results will be reported on a Form 8-K filed with the Securities and Exchange Commission by each of KRG and RPAI with respect to their applicable special meetings.

The merger is expected to close on October 22, 2021, subject to the satisfaction or waiver of customary closing conditions. Upon completion of the merger, pursuant to the terms of the definitive merger agreement entered into by and between KRG and RPAI on July 18, 2021, RPAI stockholders will be entitled to receive 0.623 newly issued KRG common shares for each share of RPAI common stock that they owned immediately prior to the effective time of the merger. Upon completion of the merger, the common shares of the combined company will trade under the ticker symbol “KRG” on the NYSE, and RPAI’s common stock will be delisted from the NYSE.

About Kite Realty Group Trust

Kite Realty Group Trust is a full-service, vertically integrated real estate investment trust (REIT) that provides communities with convenient and beneficial shopping experiences. KRG connects consumers to retailers in desirable markets through our portfolio of neighborhood, community, and lifestyle centers. Using operational, development, and redevelopment expertise, KRG continuously optimizes its portfolio to maximize value and return to its shareholders. For more information, please visit kiterealty.com.

Connect with KRG: LinkedIn | Twitter | Instagram | Facebook

About Retail Properties of America, Inc.

Retail Properties of America, Inc. is a REIT that owns and operates high quality, strategically located open-air shopping centers, including properties with a mixed-use component. As of June 30, 2021, RPAI owned 100 retail operating properties in the United States representing 19.7 million square feet. RPAI is publicly traded on the New York Stock Exchange under the ticker symbol RPAI. Additional information about RPAI is available at www.rpai.com.

Safe Harbor

This release, together with other statements and information publicly disseminated by KRG or RPAI, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not be anticipated. Future events and actual results, performance, transactions or achievements, financial or otherwise, may differ materially from the results, performance, transactions or achievements, financial or otherwise, expressed or implied by the forward-looking statements.

One of the most significant factors that could cause actual outcomes to differ materially from these forward-looking statements is the potential adverse effect of the COVID-19 pandemic, including possible resurgences and mutations, on the financial condition, results of operations, cash flows and performance of KRG or RPAI and their respective tenants, the real estate market and the global economy and financial markets. The effects of COVID-19 have caused, and may continue to cause, many of KRG and RPAI’s respective tenants to close stores, reduce hours or significantly limit service, making it difficult for them to meet their rent obligations, and therefore has and will continue to impact KRG and RPAI significantly for the foreseeable future. The extent to which COVID-19 will continue to impact KRG and RPAI and their respective tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the continued speed of the vaccine distribution, the efficacy of the vaccines, including against variants of COVID-19, acceptance and availability of vaccines, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, investors are cautioned to interpret many of the risks identified under the section titled “Risk Factors” in KRG’s and RPAI’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic.

Additional risks, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to: KRG’s and RPAI’s ability to complete the proposed merger transaction, including satisfaction of the conditions necessary to close the transaction on the terms or timeline currently contemplated, or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; risks associated with acquisitions generally, including integration of KRG’s and RPAI’s businesses and the ability to achieve expected synergies or costs savings; the risk that disruptions caused by or relating to the proposed transaction will harm KRG’s or RPAI’s business, including current plans and operations; national and local economic, business, real estate and other market conditions, particularly in connection with low or negative growth in the U.S. economy as well as economic uncertainty; financing risks, including the availability of, and costs associated with, sources of liquidity; KRG’s or RPAI’s ability to refinance or extend the maturity dates of its indebtedness; the level and volatility of interest rates; the financial stability of tenants, including their ability to pay rent or request rent concessions, and the risk of tenant insolvency and bankruptcy; the competitive environment in which KRG and RPAI operates, including potential oversupply of and reduction in demand for rental space; acquisition, disposition, development and joint venture risks; property ownership and management risks, including the relative illiquidity of real estate investments, periodic costs to repair, renovate and re-lease spaces, operating costs and expenses, vacancies or the inability to rent space on favorable terms or at all; KRG’s or RPAI’s ability to maintain its status as a REIT for U.S. federal income tax purposes; potential environmental and other liabilities; impairment in the value of real estate property KRG or RPAI owns; the attractiveness of their respective properties to tenants, the actual and perceived impact of e-commerce on the value of shopping center assets and changing demographics and customer traffic patterns; risks related to KRG’s current geographical concentration of properties in Florida, Indiana, Texas, North Carolina and Nevada; civil unrest, acts of terrorism or war, acts of God, climate change, epidemics, pandemics (including COVID-19), natural disasters and severe weather conditions such as hurricanes, tropical storms, tornadoes, earthquakes, droughts, floods and fires, including such events or conditions that may result in underinsured or uninsured losses or other increased costs and expenses; changes in laws and government regulations including governmental orders affecting the use of KRG’s or RPAI’s properties or the ability of its tenants to operate, and the costs of complying with such changed laws and government regulations; possible short-term or long-term changes in consumer behavior due to COVID-19 and the fear of future pandemics; insurance costs and coverage; risks associated with cybersecurity attacks and the loss of confidential information and other business disruptions; other factors affecting the real estate industry generally; and other risks identified in reports KRG or RPAI files with the Securities and Exchange Commission or in other documents that it publicly disseminates, including, in particular, the section titled “Risk Factors” in KRG’s or RPAI’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in KRG’s or RPAI’s respective quarterly reports on Form 10-Q. KRG and RPAI undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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